Exhibit 99.5

CERTIFICATE OF QUALIFIED PERSON

I, Marc Schulte, P.Eng., working as the Vice President of Engineering and Operations, with Moose Mountain Technical Services, with an office address of #210 1510 2nd Street North Cranbrook, BC V1C 3L2, as an author of the technical report titled “NI 43-101 Technical Report Carangas Deposit Preliminary Economic Assessment” (the “Technical Report”) prepared for New Pacific Metals Corp. with an effective date of September 5, 2024, do hereby certify that:

1.	I am a member of the self-regulated association Engineers and Geoscientists BC (#54035). I graduated with a Bachelor of Science in Mining Engineering from the University of Alberta in 2002.

2.

I have worked as a mining engineer for over 24 years since my graduation from university. Throughout my career I have worked on numerous open pit base and precious metals projects, within project engineering studies and within mining operations, on mineral reserve estimates, mine planning, and mine cost estimates.

3.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43–101 Standards of Disclosure for Mineral Projects (NI 43–101) for those sections of the technical report that I am responsible for preparing.

4.	I have not visited the Carangas Gold-Silver Project site.

5.	I am responsible for Sections 1.2.11, 1.2.12, 1.2.17 (mining costs), 15, 16, 21.1.1, 21.2.1, 24.1, 25.4, and 26.2 of the technical report.

6.	I have had no prior involvement with the property that is the subject of this Technical Report.

7.	I am independent of New Pacific Metals Corp. as independence is described by Section 1.5 of NI 43– 101.

8.	I have read NI 43–101 and the sections of the technical report for which I am responsible have been prepared in compliance with that Instrument.

As of the effective date of the technical report, to the best of my knowledge, information and belief, the sections of the technical report for which I am responsible contain all scientific and technical information that is required to be disclosed to make those sections of the technical report not misleading.

Dated Nov 15th, 2024

Original signed and sealed by

Marc Schulte, P.Eng.

Moose Mountain Technical Services
#210 1510 2nd Street North Cranbrook, BC V1C 3L2
www. https://moosemmc.com/

Exhibit 99.5